UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Form C-U: Progress Update

Form C/A: Amendment to Offering Statement

  Check box if Amendment is material and investors must reconfirm within five business days.

Form C-AR: Annual Report

Form C-AR/A: Amendment to Annual Report

Form C-TR: Termination of Reporting

Name of issuer
InvVax, Inc.

Legal status of issuer

  Form
  Corporation

  Jurisdiction of Incorporation/Organization
  Delaware

  Date of organization
  January 2, 2013

Physical address of issuer
370 Amapola Ave Suite 100, Torrance, CA 90501

Website of issuer
www.inv-vax.com

Current number of employees
2

Filer EDGAR CIK
0001973591

Filer EDGAR CCC
$2ljYm#I

Filer EDGAR Password
L4@tnilste7j

Filer EDGAR PMAC
zszt2ey*

Submission Contact Person Information

    Name
    Arthur Young

    Phone Number
    (617) 999-0552

    Email Address
    apyoung@inv-vax.com

    Notification Email Address
    apyoung@inv-vax.com

Signatories

    Name
    Arthur Young

    Signature

    Title
    CEO

    Email
    apyoung@inv-vax.com

    Date
    April 22, 2025